Contact

www.linkedin.com/in/kate-
burgess-3675288 (LinkedIn)
www.elevate97.com (Company)
www.elevate97.com (Company)
www.fulfillnetinc.com/shopdev/
(Other)

Kate Burgess

CEO/Owner, Elevate97
Green Bay, Wisconsin, United States

Summary

Leading with empathy. Living with purpose. Embracing life's vitality
and boundless possibilities through faith, family, and wellness.

As a business owner, the most meaningful contributions I can make
are in mentorship. I have a passion for community and cultivating
connection, and thrive on helping others fulfill their potential. I
believe we are inherently more connected than most of us realize.
Once we put our collective energies toward bridging gaps and
creating connection, we tap into something very powerful.

CEO responsibilities have their rewards; chief among them are
the remarkable relationships we build. But it also requires tough
decisions, and I've never shied away from making them. I'm
comfortable working outside the customary comfort zones, and
love to explore new strategies where no playbook exists. Tackling
challenges head on with energy, passion, and drive has always been
my style.

My journey has been greatly enriched because I value diversity
in perspectives and people. I am inspired by travel and love
discovering new ideas, fresh artistic visions, and bold creative
expressions in innovation and design.

I'm a big believer in paying it forward and give my time and
resources however I can in service to others. Volunteering on the
boards of several nonprofits is just one way I choose to live out my
values and my belief that everyone should be elevated with dignity,
respect, and compassion.

Experience

Fox Cities Performing Arts Center

Board Member
July 2019 - Present (3 years 9 months)

Appleton, Wisconsin, United States

Elevate97
CEO
July 2002 - February 2022 (19 years 8 months)

Elevate97. A dynamic brand house.

At Elevate97, we dream up and deliver creative solutions that bring you closer to your customers. Generating bold ideas and innovative concepts. Through print and fulfillment. In environments and with signs. Driven by a purpose to elevate others.

We find opportunities to print it better, design it bigger, deliver it faster, and connect it smarter than if you were on your own. We show off brands. Anywhere. Anyhow.

McCain
VP of Human Resources
2002 - 2002 (less than a year)

Anchor Food Products
Marketing
1999 - 2002 (3 years)

Anchor Food Products, Inc.
VP of Human Resources
1994 - 2002 (8 years)

Custom Cuts
Sales
1991 - 1994 (3 years)

Education

Marquette University
Bachelor of Arts (BA), Communication, General · (1987 - 1991)